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File No. 82-34735

November 2, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

dlw 12/20

Enclosure

cc: Martin Hamner, Controller
Nina Svensson, Esq.
Jeffrey H. Elkin, Esq.

NY:873580.5

INVITATION FROM ASSA ABLOY

26 October 2004

ASSA ABLOY Interim Report January-September 2004 on 2 November

The ASSA ABLOY Group will release the Interim Report January-September 2004 on **Tuesday 2 November 2004 at 8.00 am (GMT +1)**. We have the pleasure of inviting you to an investors' meeting and web conference.

Investors' Meeting and Web Conference at Operaterrassen in Stockholm

Bo Dankis' presentation of the Interim report January-September 2004 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Tuesday 2 November** will be as follows **(GMT +1)**:

12.00 Investors' meeting and live web conference starts. Presentation of the Interim Report January-September 2004 by Bo Dankis, President and CEO

12.30 Questions and answers (you can call in on telephone nr: +44 (0)20 7162 0186)

13.00 Closing of investors' meeting and web conference

Copies of the presentation (Interim Report January-September 2004) will be available one hour before the conference starts at **www.assaabloy.com**.

If you have any questions, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm
Tel: +46-8-506 485 000, Fax: +46-8-506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.

PRESS RELEASE

from ASSA ABLOY AB (publ)

2 November 2004
No. 12/04

ASSA ABLOY: CONTINUED STRONG ORGANIC GROWTH IN THE THIRD QUARTER

- Sales in the third quarter increased organically by 6% to SEK 6,447 M (5,930).
- The operating margin (EBITA) increased to 15.1% (13.9).
- Net income for the third quarter increased to SEK 395 M (299).
- Earnings per share for the quarter increased by 32% to SEK 1.07 (0.81).
- Operating cash flow amounted to SEK 1,082 M (1,054), excluding payments relating to restructuring.
- New dividend policy adopted by the Board of Directors will lead to a significantly increased dividend.

"The third quarter's organic growth is another step in the right direction. We are now back on the positive course that characterizes ASSA ABLOY through continuing improvements in sales and earnings," says President and CEO, Bo Dankis. "We have compensated for higher material costs, and the margins are increasing thanks to better volumes and to the restructuring we have carried out."

SALES AND INCOME

	Third quarter			Nine months		
	2004	2003	Change	2004	2003	Change
Sales SEK M	6,447	5,930	+9%	19,263	17,983	+7%
of which:						
Organic growth			+6%			+6%
Acquisitions			+6%			+5%
Exchange-rate effects	-176		-3%	-738		-4%
Operating margin (EBITA), %	15.1	13.9		14.5	13.6	
Income before tax, SEK M	605	467	+30%	1,706	1,342	+27%
of which, exchange-rate effects	-16		-3%	-60		-4%
Net income, SEK M	395	299	+32%	1,112	855	+30%
Operating cash flow, SEK M	1,082	1,054	+3%	2,349	2,196	+7%
Earnings per share (EPS), SEK	1.07	0.81	+32%	3.02	2.34	+29%
EPS excluding goodwill, SEK	1.71	1.46	+17%	4.98	4.28	+16%

The Group's sales in the third quarter totaled SEK 6,447 M (5,930), an increase of 9% compared to the previous year. Organic growth was 6%. Translation of foreign subsidiaries' sales to Swedish kronor had a negative effect of SEK 176 M due to changes in exchange rates. Newly acquired companies contributed 6% to sales.

Sales for the first nine months of 2004 amounted to SEK 19,263 M (17,983), which represents an increase of 7%. Organic growth was 6% and acquired units contributed 5%. Exchange-rate variations affected sales negatively by SEK 738 M compared with the equivalent period in 2003.

Operating income before depreciation, EBITDA, for the third quarter amounted to SEK 1,196 M (1,044). The corresponding margin was 18.6% (17.6). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 976 M (824) after negative currency effects of SEK 30 M. The operating margin (EBITA) was 15.1% (13.9). Goodwill amortization amounted to SEK 245 M (238).

For the nine months, operating income before depreciation, EBITDA, amounted to SEK 3,484 M (3,114). The corresponding margin was 18.1% (17.3). The Group's operating income before goodwill amortization, EBITA, amounted to SEK 2,802 M (2,440) after negative currency effects of SEK 109 M. The operating margin (EBITA) was 14.5% (13.6).

Income before tax for the third quarter was SEK 605 M (467) after negative currency effects due to translation of foreign subsidiaries of SEK 16 M. The Group's tax charge totaled SEK 208 M (165), corresponding to an effective tax rate of 34% (35) on income before tax. Income before tax for nine months was SEK 1,706 M (1,342) after negative currency effects of SEK 60 M.

Earnings per share after tax for the third quarter amounted to SEK 1.07 (0.81). EPS excluding goodwill amortization was SEK 1.71 (1.46). Earnings per share for nine months amounted to SEK 3.02 (2.34). EPS excluding goodwill amortization was SEK 4.98 (4.28).

Operating cash flow for the quarter, excluding costs of the restructuring program, amounted to SEK 1,082 M – equivalent to 179% of income before tax – compared with SEK 1,054 M last year. Working capital decreased by SEK 135 M in the quarter, mainly referable to a reduction of the capital tied up in accounts receivable. Operating cash flow for nine months totaled SEK 2,349 M (2,196).

THE 'LEVERAGE AND GROWTH' ACTION PROGRAM

The two-year action program initiated in November 2003 is progressing well, with a long series of specific actions. The previously announced sale of the Detention Group in the USA was completed during the quarter. The Detention Group has sales exceeding SEK 200 M.

Cost savings are projected to reach SEK 450 M a year by late 2005. SEK 150 M is expected to be realized during 2004 and additional SEK 200 M in 2005. Up to the end of September 2004, payments of SEK 192 M – of the planned SEK 935 M – relating to the action program have been made and 500 of the 1,400 employees becoming redundant have left the Group. Negotiations concerning 1,000 of the 1,400 employees have been finalized.

COMMENTS BY DIVISION

EMEA

Sales for the third quarter in the EMEA division (Europe, Middle East and Africa) totaled EUR 282 M (260), with 4% organic growth. Operating income before goodwill amortization amounted to EUR 41 M (33) with an operating margin (EBITA) of 14.7% (12.7). Return on capital employed before goodwill amortization amounted to 14.8% (12.1). Operating cash flow before interest paid totaled EUR 67 M (50).

Sales growth in the third quarter was more widely spread than in the previous quarter. Scandinavia, Benelux and Israel are generating strong organic growth, while France, the United Kingdom and Germany were weaker in the quarter. Volume increases and the implementation of restructuring measures contributed to an improved EBITA margin.

AMERICAS

Sales for the third quarter in the Americas division totaled USD 299 M (280) with 7% organic growth. Operating income before goodwill amortization amounted to USD 54 M (47) with an operating margin (EBITA) of 17.9% (16.8). Return on capital employed before goodwill amortization amounted to 19.8% (17.3). Operating cash flow before interest paid totaled USD 49 M (57).

The positive trend in Americas strengthened during the third quarter, in terms of both sales and margins. The Door Group and the Residential Group reported very strong growth during the quarter. The Door Group is continuing to improve its margins despite higher material costs. The Architectural Hardware Group recorded good organic growth and continues to improve its margins. The activities involved in the action program have been completed.

ASIA PACIFIC

Sales for the third quarter in the Asia Pacific division totaled AUD 93 M (81) with 5% organic growth. Operating income before goodwill amortization amounted to AUD 15 M (13) with an operating margin (EBITA) of 16.0% (16.0). Return on capital employed before goodwill amortization amounted to 19.0% (17.4). Operating cash flow before interest paid totaled AUD 8 M (7).

Asia Pacific reported good improvements in both sales and margins. The trend of strong growth in Asia is continuing. The Australian market was slightly weaker this quarter, with lower demand from the residential market. Margins that are seasonally stronger during the second half of the year were to some extent negatively affected by the stronger growth in Asia.

GLOBAL TECHNOLOGIES

The Global Technologies division reported sales of SEK 1,253 M (1,000) in the third quarter, corresponding to 7% organic growth. Operating income before goodwill amortization amounted to SEK 182 M (139) with an operating margin (EBITA) of 14.5% (13.9). Return on capital employed before goodwill amortization amounted to 13.4% (10.6). Operating cash flow before interest paid amounted to SEK 258 M (156).

Global Technologies reported strong organic growth in the Identification Technology Group and Door Automatics, with good increase in margins even though acquisitions made by the Identification Technology Group had a diluting effect on the division's margins. In varying market conditions the Hospitality Group continued to report negative organic growth but did not make a loss. A number of restructuring measures are ongoing.

DIVIDEND POLICY

ASSA ABLOY's Board of Directors has decided to adopt a new dividend policy based on distribution, over the long term, of 33-50% of earnings after standard tax of 28%, but always taking into account ASSA ABLOY's long-term financing requirements. One effect of the transition to IFRS accounting from 2005 will be that the income statement will not be debited with amortization of goodwill. This will result in a significant increase in the dividend. The Board of Directors will propose the Annual General Meeting 2005 to apply the new dividend policy pro forma for the 2004 accounts.

OTHER EVENTS

During the quarter two small companies were acquired – Panija in England, which is active in identification, and Kingsgate in China, which manufactures hotel safes. In addition, a joint venture has been established with Brighthandle in Sweden, which develops innovative door handles.

The ASSA ABLOY nomination committee consists of Georg Ehrnrooth, Melker Schörling and Gustaf Douglas. In accordance with the resolution at the Annual General Meeting, have the major institutional shareholders been contacted during the third quarter with the objective to appoint two additional members that will be announced shortly.

ACCOUNTING PRINCIPLES

ASSA ABLOY employs the accounting principles discussed in Note 1 of the Annual Report for 2003, with the additional application of RR 29 'Remuneration of Employees' from 1 January 2004.

Preparations for the transition to International Financial Reporting Standards (IFRS) in 2005 continue. Goodwill will not be amortized according to plan; some minor adjustments will be made regarding acquisitions made in 2004 and accounting of deferred taxes.

OUTLOOK FOR 2004-2005*)

ASSA ABLOY'S outlook has been revised upwards in terms of sales volumes. Organic sales growth is expected to continue at a good rate. The operating margin before goodwill amortization (EBITA) is expected to rise, which in 2005 will be mainly due to savings resulting from the restructuring program. Excluding restructuring payments, the strong cash generation is expected to continue.

Long term, ASSA ABLOY expects an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

Stockholm, 2 November 2004

Bo Dankis
President and CEO

*) *The previous outlook published in July 2004 stated: The outlook has been revised upwards in terms of sales volumes. Organic sales growth for the second half of the year is expected to be slightly lower than for the first six months given the stronger comparative. The EBITA margin is expected to improve although certain savings from the restructuring program have been pushed back in time. Excluding restructuring payments, the strong cash generation is expected to continue.*

Long term, we expect an increase in security-driven demand. Focus on end-user value and innovation as well as leverage on ASSA ABLOY's strong positions will accelerate growth and increase profitability.

This Interim Report has not been reviewed by the company's auditor.

Financial information

The Year-End Report from ASSA ABLOY AB will be published on 16 February 2005.

Further information can be obtained from:
Bo Dankis, President and CEO, tel: +46 8 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm, Sweden
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
Visiting address: Klarabergsviadukten 90
www.assaabloy.com

ASSA ABLOY is holding an **analysts' meeting** at **12.00 today** at **Operaterrassen in Stockholm**.
The analysts' meeting can also be followed over the Internet at www.assaabloy.com.
It is possible to submit questions by telephone on **+44 (0)20 7162 0186**.

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of around EUR 3 billion.

FINANCIAL INFORMATION

INCOME STATEMENT	Jul-Sep 2004 SEK M	Jul-Sep 2003 SEK M	Jan-Sep 2004 EUR M[1]	Jan-Sep 2004 SEK M	Jan-Sep 2003 SEK M	Jan-Dec 2003 SEK M
Sales	6,447	5,930	2,105	19,263	17,983	24,080
Cost of goods sold	-3,814	-3,597	-1,252	-11,453	-10,962	-14,613
Gross Income	**2,633**	**2,333**	**853**	**7,810**	**7,021**	**9,467**
Selling and administrative expenses	-1,657	-1,508	-547	-5,008	-4,581	-6,115
Goodwill amortization	-245	-238	-80	-735	-718	-959
Non-recurring items	-	-	-	-	-	-1,320
Operating income	**731**	**586**	**226**	**2,067**	**1,722**	**1,073**
Financial items	-127	-120	-40	-366	-384	-497
Share in earnings of associated companies	1	1	1	5	4	7
Income before tax	**605**	**467**	**187**	**1,706**	**1,342**	**583**
Tax	-208	-165	-64	-588	-473	-556
Minority interests	-2	-4	-1	-6	-14	-18
Net income	**395**	**299**	**122**	**1,112**	**855**	**9**

EARNINGS PER SHARE	Jul-Sep 2004 SEK	Jul-Sep 2003 SEK	Jan-Sep 2004 SEK	Jan-Sep 2003 SEK	Jan-Dec 2003 SEK
Earnings per share after tax and before conversion [3]	1.08	0.82	3.04	2.34	3.30 [12]
Earnings per share after tax and full conversion [4]	1.07	0.81	3.02	2.34	3.31 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.71	1.46	4.98	4.28	5.89 [12]

CASH FLOW STATEMENT	Jul-Sep 2004 SEK M	Jul-Sep 2003 SEK M	Jan-Sep 2004 EUR M[1]	Jan-Sep 2004 SEK M	Jan-Sep 2003 SEK M	Jan-Dec 2003 SEK M
Cash flow from operating activities	1,123	1,065	240	2,194	2,118	3,180
Cash flow from investing activities	-120	-821	-129	-1,182	-1,312	-1,827
Cash flow from financing activities	-1,119	-86	-93	-848	-1,100	-1,772
Cash flow	**-116**	**158**	**18**	**164**	**-294**	**-419**

BALANCE SHEET	30 Sep 2004 EUR M[2]	30 Sep 2004 SEK M	30 Sep 2003 SEK M	31 Dec 2003 SEK M
Intangible fixed assets	1,641	14,878	15,072	14,933
Tangible fixed assets	582	5,278	5,642	5,329
Financial fixed assets	110	997	544	717
Inventories	373	3,384	3,145	3,030
Receivables	506	4,586	4,079	4,131
Other non-interest-bearing current assets	112	1,019	873	599
Interest-bearing current assets	122	1,110	960	1,088
Total assets	**3,446**	**31,252**	**30,315**	**29,827**

Shareholders' equity	1,169	10,598	11,772	10,678
Minority interests	2	20	143	16
Interest-bearing provisions	190	1,726	847	723
Non-interest-bearing provisions	103	932	277	1,218
Interest-bearing long-term liabilities	977	8,861	8,760	8,894
Non-interest-bearing long-term liabilities	9	85	72	100
Interest-bearing current liabilities	429	3,889	4,230	3,821
Non-interest-bearing current liabilities	567	5,141	4,214	4,377
Total shareholders' equity and liabilities	**3,446**	**31,252**	**30,315**	**29,827**

CHANGE IN SHAREHOLDER'S EQUITY	Jan-Sep 2004 EUR M	Jan-Sep 2004 SEK M	Jan-Sep 2003 SEK M	Jan-Dec 2003 SEK M
Opening balance 1 January	**1,177**	**10,678**	**12,381**	**12,381**
Transition to RR29	-85	-774	-	-
Dividend [7]	-50	-457	-457	-457
Transaction costs related to issue of convertible debentures	-1	-13	-	-
Exchange difference for the year	6	52	-1,007	-1,255
Net Income [1]	122	1,112	855	9
Closing balance at end of period [2]	**1,169**	**10,598**	**11,772**	**10,678**

KEY DATA	Jan-Sep 2004	Jan-Sep 2003	Jan-Dec 2003
Return on capital employed, %	11.2	9.3	9.6 [12]
Return on capital employed before goodwill amortization, % [13]	15.2	13.0	13.3 [12]
Return on shareholders' equity, %	13.0	8.9	9.9 [12]
Equity ratio, %	34.0	39.3	35.9
Interest coverage ratio, times	5.7	4.0	4.7
Interest on convertible debentures net after tax, SEK M	16.2	19.1	17.8
Number of shares, thousands	365,918	365,918	365,918
Number of shares after full conversion, thousands	378,717	370,935	370,935
Average number of employees	29,342	29,077	28,708

[1] Translated using an average rate during the year, 1 EUR = 9.15

[2] Translated using a closing rate at 30 September 2004, 1 EUR = 9.07

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 373,889 for September 2004; 370,935 for September 2003 and December 2003.

[7] Translated using transaction day rate, 1 EUR = 9.14

[12] Excluding non-recurring items

[13] Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.

QUARTERLY INFORMATION

THE GROUP IN SUMMARY
(All amounts in SEK M if not noted otherwise)

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Sep 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Jan-Sep 2004	12 month rolling
Sales	6,124	5,930	5,930	6,096	17,983	24,080	6,283	6,533	6,447	19,263	25,359
Organic growth [5]	0%	-2%	0%	2%	-1%	0%	3%	7%	6%	6%	-
Gross income	**2,390**	**2,299**	**2,333**	**2,445**	**7,021**	**9,467**	**2,509**	**2,668**	**2,633**	**7,810**	**10,255**
Gross income / Sales	39.0%	38.8%	39.3%	40.1%	39.0%	39.3%	39.9%	40.8%	40.8%	40.5%	40.4%
EBITDA	**1,078**	**993**	**1,044**	**1,135**	**3,114**	**4,249**	**1,120**	**1,168**	**1,196**	**3,484**	**4,619**
EBITDA / Sales	17.6%	16.7%	17.6%	18.6%	17.3%	17.6%	17.8%	17.9%	18.6%	18.1%	18.2%
Depreciation	-232	-223	-219	-223	-674	-897	-230	-232	-220	-682	-905
EBITA	**846**	**770**	**824**	**912** [12]	**2,440**	**3,352** [12]	**890**	**936**	**976**	**2,802**	**3,714** [12]
EBITA / Sales	13.8%	13.0%	13.9%	15.0%	13.6%	13.9%	14.2%	14.3%	15.1%	14.5%	14.6%
Goodwill amortization	-244	-237	-238	-240	-718	-959	-243	-247	-245	-735	-975
Non-recurring items	-	-	-	-1,320	-	-1,320	-	-	-	-	-1,320
Operating income	**602**	**533**	**586**	**-648**	**1,722**	**1,073**	**647**	**689**	**731**	**2,067**	**1,419**
Operating margin (EBIT)	9.8%	9.0%	9.9%	11.0% [12]	9.6%	9.9% [12]	10.3%	10.6%	11.3%	10.7%	10.8% [12]
Financial items	-135	-129	-120	-113	-384	-497	-118	-121	-127	-366	-479
Income before tax	**468**	**407**	**467**	**-758**	**1,342**	**583**	**530**	**571**	**605**	**1,706**	**948**
Profit margin (EBT)	7.6%	6.9%	7.9%	9.2% [12]	7.5%	7.9% [12]	8.4%	8.7%	9.4%	8.9%	8.9% [12]
Tax	-165	-143	-165	-83	-473	-556	-183	-197	-208	-588	-671
Minority interest	-4	-7	-4	-4	-14	-18	-2	-2	-2	-6	-10
Net income	**299**	**257**	**299**	**-845**	**855**	**9**	**345**	**372**	**395**	**1,112**	**267**

OPERATING CASH FLOW

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Sep 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Jan-Sep 2004	12 month rolling
EBITA	846	770	824	912 [12]	2,440	3,352 [12]	890	936	976	2,802	3,714 [12]
Depreciation	232	223	219	223	674	897	230	232	220	682	905
Net capital expenditure	-157	-184	-163	-190	-504	-694	-123	-166	-146	-435	-625
Change in working capital	-298	-83	291	258	-90	168	-362	-187	135	-414	-156
Paid and recieved interest	-88	-169	-107	-156	-364	-520	-45	-144	-67	-256	-412
Adjustment for non-cash items	29	21	-11	22	40	62	25	-19	-36	-30	-8
Operating cash flow	**564**	**578**	**1,054**	**1,069**	**2,196**	**3,265**	**615** [5]	**652** [5]	**1,082** [5]	**2,349** [5]	**3,418** [5]
Operating cash flow / Income before tax	1.21	1.42	2.26	1.90 [12]	1.64	1.73 [12]	1.16	1.14	1.79	1.38	1.51 [12]

CHANGE IN NET DEBT

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Jan-Sep 2003	Full Year 2003	Q 1 2004	Q 2 2004	Q 3 2004	Jan-Sep 2004
Net debt at beginning of the period	13,989	13,702	13,405	12,829	13,989	13,989	12,290	14,425	14,514	12,290
Operating cash flow	-564	-578	-1,054	-1,069	-2,196	-3,265	-615	-652	-1,082	-2,349
Restructuring payment	-	-	-	-	-	-	35	45	112	192
Paid tax	333	97	151	198	581	779	164	322	103	589
Acquisitions	106	39	675	535	819	1,355	830	23	-27	826
Dividend	-	457	-	-	457	457	-	457	-	457
Transition to RR29	-	-	-	-	-	-	1,108	-	-	1,108
Translation differences	-162	-312	-348	-203	-821	-1,025	613	-106	-289	218
Net debt at end of period	**13,702**	**13,405**	**12,829**	**12,290**	**12,829**	**12,290**	**14,425**	**14,514**	**13,331**	**13,331**
Net debt / Equity, times	1.10	1.12	1.09	1.15	1.09	1.15	1.37	1.40	1.26	1.26

CAPITAL EMPLOYED AND FINANCING

	Q 1 2003	Q 2 2003	Q 3 2003	Q 4 2003	Q 1 2004	Q 2 2004	Q 3 2004
Capital employed	26,452	25,683	24,743	22,984	24,966	24,934	23,949
- of which goodwill	15,755	15,137	14,910	14,766	15,432	15,210	14,699
Net debt	13,702	13,405	12,829	12,290	14,425	14,514	13,331
Minority interest	315	295	143	16	17	20	20
Shareholders' equity	12,435	11,983	11,772	10,678	10,523	10,400	10,598

DATA PER SHARE

	Q 1 2003 SEK	Q 2 2003 SEK	Q 3 2003 SEK	Q 4 2003 SEK	Jan-Sep 2003 SEK	Full Year 2003 SEK	Q 1 2004 SEK	Q 2 2004 SEK	Q 3 2004 SEK	Jan-Sep 2004 SEK	12 month rolling SEK
Earnings per share after tax and before conversion [3]	0.82	0.70	0.82	0.96 [12]	2.34	3.30 [12]	0.94	1.02	1.08	3.04	4.00 [12]
Earnings per share after tax and full conversion [4]	0.82	0.71	0.81	0.97 [12]	2.34	3.31 [12]	0.94	1.01	1.07	3.02	3.99 [12]
Earnings per share after tax and full conversion excluding goodwill [4]	1.48	1.34	1.46	1.61 [12]	4.28	5.89 [12]	1.60	1.67	1.71	4.98	6.59 [12]
Cash earnings per share after tax and full conversion	2.13	2.10	2.09	2.29 [12]	6.32	8.61 [12]	2.18	2.28	2.29	6.75	9.04 [12]
Shareholders' equity per share after full conversion	36.01	34.77	34.14	31.23			30.87	32.91	33.19		

[3] Number of shares, thousands, used for the calculation amount to 365,918 for all periods.

[4] Number of shares, thousands, used for the calculation amount to 373,889 for September 2004, 370,935 for September 2003 and December 2003.

[5] Excluding payment of restructuring

[6] *Organic growth concern comparable units after adjustment for acqusitions and currency effects.*

[12] Excluding non-recurring items

RESULTS BY DIVISION

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Jul-Sep respective 30 Sep	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	275	251	298	279	88	76	1,223	981			6,447	5,930
Sales, intragroup	7	9	1	1	6	5	30	19	-131	-132		
Sales	**282**	**260**	**299**	**280**	**93**	**81**	**1,253**	**1,000**	**-131**	**-132**	**6,447**	**5,930**
Organic growth [6]	*4%*	*-1%*	*7%*	*-2%*	*5%*	*2%*	*7%*	*6%*			*6%*	*0%*
EBITA	**41**	**33**	**54**	**47**	**15**	**13**	**182**	**139**	**-68**	**-71**	**976**	**824**
EBITA / Sales	*14.7%*	*12.7%*	*17.9%*	*16.8%*	*16.0%*	*16.0%*	*14.5%*	*13.9%*			*15.1%*	*13.9%*
Goodwill amortization	-9	-9	-11	-11	-3	-2	-62	-58			-245	-238
EBIT	**32**	**24**	**43**	**36**	**12**	**11**	**120**	**81**	**-68**	**-71**	**731**	**586**
EBIT / Sales	*11.3%*	*9.2%*	*14.4%*	*12.9%*	*12.8%*	*13.6%*	*9.6%*	*8.1%*			*11.3%*	*9.9%*
Capital employed	1,041	1,074	1,054	1,100	310	299	5,334	5,140	-202	41	23,949	24,743
- of which goodwill	529	519	664	706	169	155	4,133	4,075			14,699	14,910
Return on capital employed	*11.5%*	*8.8%*	*15.9%*	*13.2%*	*15.0%*	*14.7%*	*8.8%*	*6.2%*			*11.8%*	*9.6%*
Return on capital employed before goodwill amortization [13]	*14.8%*	*12.1%*	*19.8%*	*17.3%*	*19.0%*	*17.4%*	*13.4%*	*10.6%*			*15.7%*	*13.3%*
EBITA	41	33	54	47	15	13	182	139	-68	-71	976	824
Depreciation	13	13	7	8	3	3	25	19	1	1	220	220
Net capital expenditure	-6	-7	-8	-7	-2	-2	-11	-16	-1	-1	-146	-163
Movement in working capital	19	11	-4	9	-8	-7	62	14	-31	132	135	291
Cash flow	**67**	**50**	**49**	**57**	**8**	**7**	**258**	**156**			**1,185**	**1,172**
Adjustment for non-cash items									-36	-11	-36	-11
Paid and recieved interest									-67	-107	-67	-107
Operating cash flow [5]											**1,082**	**1,054**

	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
Jul-Sep respective 30 Sep	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	2,517	2,287	2,239	2,256	468	405	1,223	981			6,447	5,930
Sales, intragroup	64	79	7	8	31	27	30	19	-131	-132		
Sales	**2,581**	**2,366**	**2,246**	**2,264**	**499**	**432**	**1,253**	**1,000**	**-131**	**-132**	**6,447**	**5,930**
Organic growth [6]	*4%*	*-1%*	*7%*	*-2%*	*5%*	*2%*	*7%*	*6%*			*6%*	*0%*
EBITA	**378**	**300**	**403**	**386**	**80**	**71**	**182**	**139**	**-68**	**-71**	**976**	**824**
EBITA / Sales	*14.7%*	*12.7%*	*17.9%*	*16.8%*	*16.0%*	*16.0%*	*14.5%*	*13.9%*			*15.1%*	*13.9%*
Goodwill amortization	-87	-80	-80	-87	-17	-13	-62	-58			-245	-238
EBIT	**291**	**220**	**323**	**299**	**63**	**57**	**120**	**81**	**-68**	**-71**	**731**	**586**
EBIT / Sales	*11.3%*	*9.2%*	*14.4%*	*12.9%*	*12.8%*	*13.6%*	*9.6%*	*8.1%*			*11.3%*	*9.9%*
Capital employed	9,438	9,576	7,751	8,422	1,629	1,557	5,334	5,140	-202	41	23,949	24,743
- of which goodwill	4,795	4,621	4,882	5,406	889	807	4,133	4,075			14,699	14,910
Return on capital employed	*11.5%*	*8.8%*	*15.9%*	*13.2%*	*15.0%*	*14.7%*	*8.8%*	*6.2%*			*11.8%*	*9.6%*
Return on capital employed before goodwill amortization [13]	*14.8%*	*12.1%*	*19.8%*	*17.3%*	*19.0%*	*17.4%*	*13.4%*	*10.6%*			*15.7%*	*13.3%*
EBITA	378	300	403	386	80	70	182	139	-68	-71	976	824
Depreciation	122	120	57	64	16	14	25	19	1	1	220	220
Net capital expenditure	-63	-69	-64	-63	-10	-13	-11	-16	-1	-1	-146	-163
Movement in working capital	176	102	-28	80	-43	-36	62	14	-31	132	135	291
Cash flow	**613**	**453**	**368**	**467**	**43**	**36**	**258**	**156**			**1,185**	**1,172**
Adjustment for non-cash items									-36	-11	-36	-11
Paid and recieved interest									-67	-107	-67	-107
Operating cash flow [5]											**1,082**	**1,054**

Jan-Sep respective 30 Sep	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	EUR M		USD M		AUD M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	879	800	851	808	236	210	3,562	2,927			19,263	17,983
Sales, intragroup	23	25	3	3	16	15	80	64	-403	-394		
Sales	**902**	**825**	**854**	**811**	**252**	**225**	**3,642**	**2,991**	**-403**	**-394**	**19,263**	**17,983**
Organic growth [6]	*4%*	*-2%*	*5%*	*-2%*	*9%*	*4%*	*6%*	*6%*			*6%*	*-1%*
EBITA	**134**	**108**	**148**	**130**	**36**	**31**	**474**	**382**	**-202**	**-159**	**2,802**	**2,440**
EBITA / Sales	*14,8%*	*13,0%*	*17,4%*	*16,1%*	*14,2%*	*14,0%*	*13,0%*	*12,8%*			*14,5%*	*13,6%*
Goodwill amortization	-29	-28	-32	-31	-8	-7	-184	-176			-735	-719
EBIT	**105**	**80**	**116**	**99**	**28**	**24**	**290**	**206**	**-202**	**-159**	**2,067**	**1,722**
EBIT / Sales	*11,6%*	*9,7%*	*13,6%*	*12,3%*	*11,1%*	*10,7%*	*8,0%*	*6,9%*			*10,7%*	*9,6%*
Capital employed	1,041	1,074	1,054	1,100	310	299	5,334	5,140	-202	41	23,949	24,743
- of which goodwill	529	519	664	706	169	155	4,133	4,075			14,699	14,910
Return on capital employed	*13,1%*	*9,9%*	*14,7%*	*11,9%*	*12,4%*	*10,3%*	*7,2%*	*5,1%*			*11,2%*	*9,3%*
Return on capital employed before goodwill amortization [13]	*16,7%*	*13,4%*	*18,7%*	*15,6%*	*15,9%*	*13,3%*	*11,8%*	*9,5%*			*15,2%*	*13,0%*
EBITA	134	108	148	130	36	31	474	382	-202	-159	2,802	2,440
Depreciation	42	41	23	24	9	8	73	54	4	3	682	674
Net capital expenditure	-23	-26	-19	-20	-6	-8	-43	-46	-2	-5	-435	-504
Movement in working capital	-21	-14	-26	0	-3	-5	-15	-4	9	62	-414	-90
Cash flow	**132**	**109**	**126**	**134**	**36**	**26**	**489**	**386**			**2,635**	**2,520**
Adjustment for non-cash items									-30	40	-30	40
Paid and recieved interest									-256	-364	-256	-364
Operating cash flow [5]											**2,349**	**2,196**
Average number of employees	12,914	12,800	9,834	10,233	3,641	3,500	2,895	2,490	58	54	29,342	29,077

Jan-Sep respective 30 Sep	EMEA [8]		Americas [9]		Asia Pacific [10]		Global technologies [11]		Other		Total	
	SEK M		SEK M		SEK M		SEK M		SEK M		SEK M	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales, external	8,049	7,315	6,366	6,654	1,286	1,087	3,562	2,927			19,263	17,983
Sales, intragroup	212	229	23	22	89	79	80	64	-403	-394		
Sales	**8,261**	**7,544**	**6,389**	**6,676**	**1,375**	**1,166**	**3,642**	**2,991**	**-403**	**-394**	**19,263**	**17,983**
Organic growth [6]	*4%*	*-2%*	*5%*	*-2%*	*9%*	*4%*	*6%*	*6%*			*6%*	*-1%*
EBITA	**1,224**	**983**	**1,110**	**1,072**	**195**	**163**	**474**	**382**	**-202**	**-159**	**2,802**	**2,440**
EBITA / Sales	*14,8%*	*13,0%*	*17,4%*	*16,1%*	*14,2%*	*14,0%*	*13,0%*	*12,8%*			*14,5%*	*13,6%*
Goodwill amortization	-268	-251	-240	-253	-43	-38	-184	-176			-735	-719
EBIT	**956**	**732**	**870**	**819**	**152**	**124**	**290**	**206**	**-202**	**-159**	**2,067**	**1,722**
EBIT / Sales	*11,6%*	*9,7%*	*13,6%*	*12,3%*	*11,1%*	*10,7%*	*8,0%*	*6,9%*			*10,7%*	*9,6%*
Capital employed	9,438	9,576	7,751	8,422	1,629	1,557	5,334	5,140	-202	41	23,949	24,743
- of which goodwill	4,795	4,621	4,882	5,406	889	807	4,133	4,075			14,699	14,910
Return on capital employed	*13,1%*	*9,9%*	*14,7%*	*11,9%*	*12,4%*	*10,3%*	*7,2%*	*5,1%*			*11,2%*	*9,3%*
Return on capital employed before goodwill amortization [13]	*16,7%*	*13,4%*	*18,7%*	*15,6%*	*15,9%*	*13,3%*	*11,8%*	*9,5%*			*15,2%*	*13,0%*
EBITA	1,224	983	1,110	1,072	195	162	474	382	-202	-159	2,802	2,440
Depreciation	383	378	174	197	48	41	73	54	4	3	682	674
Net capital expenditure	-215	-240	-143	-169	-32	-44	-43	-46	-2	-5	-435	-504
Movement in working capital	-193	-125	-195	2	-18	-24	-15	-4	9	62	-414	-90
Cash flow	**1,199**	**996**	**946**	**1,102**	**193**	**135**	**489**	**386**			**2,635**	**2,520**
Adjustment for non-cash items									-30	40	-30	40
Paid and recieved interest									-256	-364	-256	-364
Operating cash flow [5]											**2,349**	**2,196**

Jan-Dec respective 31 Dec 2003	EMEA [8] EUR M 2003	Americas [9] USD M 2003	Asia Pacific [10] AUD M 2003	Global technologies [11] SEK M 2003	Other SEK M 2003	Total SEK M 2003
Sales, external	1,081	1,069	288	4,093		24,080
Sales, intragroup	35	4	21	84	-544	
Sales	**1,116**	**1,073**	**309**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**149**	**176**	**46**	**542**	**-217**	**3,352**
EBITA / Sales	*13,4%*	*16,5%*	*14,9%*	*13,0%*		*13,9%*
Goodwill amortization	-37	-41	-10	-238		-959
EBIT [12]	**112**	**135**	**36**	**304**	**-217**	**2,393**
EBIT / Sales	*10,1%*	*12,6%*	*11,8%*	*7,3%*		*9,9%*
Capital employed	939	1,046	280	5,288	136	22,984
- of which goodwill	521	696	155	4,189		14,766
Return on capital employed [12]	*10,6%*	*12,4%*	*11,8%*	*5,6%*		*9,6%*
Return on capital employed before goodwill amortization [12, 13]	*14,2%*	*16,2%*	*15,1%*	*9,9%*		*13,3%*
EBITA [12]	149	176	46	542	-217	3,352
Depreciation	55	31	11	81	5	897
Net capital expenditure	-39	-26	-10	-64	-8	-694
Movement in working capital	7	8	-5	-10	79	168
Cash flow	**172**	**189**	**42**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow [5]						**3,265**
Average number of employees	12,481	10,091	3,507	2,574	55	28,708

Jan-Dec respective 31 Dec 2003	EMEA [8] SEK M 2003	Americas [9] SEK M 2003	Asia Pacific [10] SEK M 2003	Global technologies [11] SEK M 2003	Other SEK M 2003	Total SEK M 2003
Sales, external	9,858	8,625	1,506	4,093		24,080
Sales, intragroup	318	32	109	84	-544	
Sales	**10,176**	**8,657**	**1,615**	**4,177**	**-544**	**24,080**
Organic growth [6]	*-1%*	*-2%*	*5%*	*6%*		*0%*
EBITA [12]	**1,359**	**1,428**	**240**	**542**	**-217**	**3,352**
EBITA / Sales	*13,4%*	*16,5%*	*14,9%*	*13,0%*		*13,9%*
Goodwill amortization	-338	-331	-52	-238		-959
EBIT [12]	**1,021**	**1,097**	**188**	**304**	**-217**	**2,393**
EBIT / Sales	*10,1%*	*12,6%*	*11,8%*	*7,3%*		*9,9%*
Capital employed	8,519	7,528	1,513	5,288	136	22,984
- of which goodwill	4,728	5,010	839	4,189		14,766
Return on capital employed [12]	*10,6%*	*12,4%*	*11,8%*	*5,6%*		*9,6%*
Return on capital employed before goodwill amortization [12, 13]	*14,2%*	*16,2%*	*15,1%*	*9,9%*		*13,3%*
EBITA [12]	1,359	1,428	240	542	-217	3,352
Depreciation	505	250	56	81	5	897
Net capital expenditure	-357	-212	-53	-64	-8	-694
Movement in working capital	66	61	-28	-10	79	168
Cash flow	**1,573**	**1,527**	**215**	**549**		**3,723**
Adjustment for non-cash items					62	62
Paid and recieved interest					-520	-520
Operating cash flow [5]						**3,265**

1) Translated using an average rate during the year, 1 EUR = 9.15
2) Translated using a closing rate at 30 September 2004, 1 EUR = 9.07
3) Number of shares, thousands, used for the calculation amount to 365,918 for all periods.
4) Number of shares, thousands, used for the calculation amount to 373,889 for September 2004; 370,935 for September and December 2003.
5) Excluding payment of restructuring
6) Organic growth concern comparable units after adjustment for acqusitions and currency effects.
7) Translated using transaction day rate, 1 EUR = 9.14
8) Europe, Israel and Africa
9) North and South America
10) Asia, Australia och New Zealand
11) Door Automatics, Hospitality och Identification
12) Excluding non-recurring items
13) Income before tax plus net interest and goodwill amortization as a percentage of average capital employed.